[redacted]

14040582

MR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 31 2014
WASH., D.C.
191

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 46007

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 2.1.2013 (MM/DD/YY) AND ENDING 1.31.2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mutual Money Investments Inc DBA Tri-Star Financial

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5718 Westheimer Rd. Suite 950
(No. and Street)

Houston TX 77057
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra Binkley 713 735 9200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Seidel, Schroeder + Co. LLP
(Name – *if individual, state last, first, middle name*)

304 E. Blue Bell Road	Brenham	TX	77833
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William T. Payna, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mutual Money Investments DBA Tri-Star Financial, as of January 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

CHAMIE ORSAK
Notary Public, State of Texas
My Commission Expires
January 19, 2016

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEIDEL, SCHROEDER & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS / BUSINESS ADVISORS

SEIDEL, SCHROEDER & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS / BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

To the Board of Directors
Mutual Money Investments, Inc.
d.b.a Tri-Star Financial

In planning and performing our audit of the financial statements of Mutual Money Investments, Inc. d.b.a. Tri-Star Financial ("the Company"), as of and for the year ended January 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the

304 East Blue Bell Rd. • Brenham, Texas 77833 • 979/836-6131 • FAX 979/830-8131

Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at January 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brenham, Texas
March 27, 2014

Seidel, Schroeder & Company

SEIDEL, SCHROEDER & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS / BUSINESS ADVISORS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors
Mutual Money Investments, Inc.
d.b.a. Tri-Star Financial

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2013 to December 31, 2013, which were agreed to by Mutual Money Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Mutual Money Investments, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Mutual Money Investments, Inc.'s management is responsible for Mutual Money Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (examined canceled check copies), noting no differences;

2. Compared the amounts reported on the Form X-17A-5's for the period January 1, 2013 to December 31, 2013, with the amounts reported in Form SIPC-7 for the period from January 1, 2013 to December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (client income/expense summary by month for deduction (9)(i)), noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (client income/expense summary for total revenue in (2)(a) and the deduction in (9)(i), for interest and dividend expense) supporting the adjustments noting no differences; and

304 East Blue Bell Rd. • Brenham, Texas 77833 • 979/836-6131 • FAX 979/830-8131

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed (not applicable.)

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Seidel, Schroeder & Company

Brenham, Texas
March 27, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

RECEIVED DEC 2 3 2013 BY:

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2013

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

046007 FINRA DEC
TRI-STAR FINANCIAL 17*17
5718 WESTHEIMER RD STE 950
HOUSTON TX 77057-5782

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Debra Binkley
713 735 9200

2. A. General Assessment (item 2e from page 2) $ 10,553.07

B. Less payment made with SIPC-6 filed (**exclude interest**) (5,326.61)

7.18.2013
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 5,226.46

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,226.46

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5,226.46

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Tri-Star Financial
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Financial / Operations Principal
(Title)

Dated the 27th day of January, 2014

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______

Documentation ______

Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,240,287 — 80
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	—

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 19,059	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ —	
Enter the greater of line (i) or (ii)		19,059
Total deductions		19,059
2d. SIPC Net Operating Revenues		$ 4,221,228
2e. General Assessment @ .0025		$ 10,553.07 (to page 1, line 2.A.)

MUTUAL MONEY INVESTMENTS, INC.

d.b.a. Tri-Star Financial

Financial Statements

with

Report of Independent Auditor

January 31, 2014

SEIDEL, SCHROEDER & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS / BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Mutual Money Investments, Inc.
d.b.a. Tri-Star Financial
Houston, Texas

Report on the Financial Statements

We have audited the accompanying financial statements of Mutual Money Investments, Inc. d.b.a. Tri-Star Financial (a Texas corporation), which comprise the statement of financial condition as of January 31, 2014, and related statements of income, comprehensive income, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

304 East Blue Bell Rd. • Brenham, Texas 77833 • 979/836-6131 • FAX 979/830-8131

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mutual Money Investments, Inc. d.b.a. Tri-Star Financial as of January 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Seidel, Schroeder & Company

Brenham, Texas
March 27, 2014

MUTUAL MONEY INVESTMENTS, INC.
d.b.a. Tri-Star Financial
Statement of Financial Condition
As of January 31, 2014

Assets		
Cash and cash equivalents (Note 2)	$	526,874
Deposits with clearing organization and others (Note 3)		583,335
Sales credit and trade profit receivable (Note 1)		361
Federal income tax receivable		20,724
Furniture and equipment, net (Note 1)		34,193
Deferred income tax asset (Note 4)		11,854
Other assets		19,189
Total assets	$	1,196,530
Liabilities		
Sales credit payable	$	51,879
Accounts payable		4,086
Accrued and other liabilities		180,449
Total liabilities		236,414
Shareholders' equity (Note 6)		
Preferred stock		131,105
Common stock		547,253
Retained earnings		627,955
Treasury stock, at cost		(350,000)
Accumulated other comprehensive income: gain (loss) on securities		3,803
Total shareholders' equity		960,116
Total liabilities and shareholders' equity	$	1,196,530

See accompanying notes to financial statements.

MUTUAL MONEY INVESTMENTS, INC.
d.b.a. Tri-Star Financial
Statement of Income
For the Year Ending January 31, 2014

Revenues		
Trade profit income	$	1,670,209
Sales credit income		1,484,581
REIT Income		631,803
Other trade related income		138,777
Interest on bond inventory		28,057
Total revenue		3,953,427
Expenses		
Employee compensation and benefits		3,116,015
Marketing and promotion		143,427
Ticket charges		146,507
Communications		41,830
Occupancy and equipment expense		359,349
Fees and assessments		53,413
Other operating expenses		197,902
Total expenses		4,058,443
Operating Loss		(105,016)
Other income		
Interest and other income		37,761
Loss before tax		(67,255)
Income tax benefit (Note 4)		(9,331)
Net loss	$	(57,924)

See accompanying notes to financial statements.

MUTUAL MONEY INVESTMENTS, INC.
d.b.a. Tri-Star Financial
Statement of Comprehensive Loss
For the Year Ended January 31, 2014

Net loss	$	(57,924)
Other comprehensive loss, net of tax		-
Total comprehensive loss	$	(57,924)

See accompanying notes to financial statements.

MUTUAL MONEY INVESTMENTS, INC.
d.b.a. Tri-Star Financial
Statement of Changes in Shareholders' Equity
For the Year Ended January 31, 2014

	Common Stock	Preferred Stock	Retained Earnings (Deficit)	Other Comprehensive Income	Treasury Stock
Balance at January 31, 2013	$ 547,253	$ 131,105	$ 685,879	$ 3,803	$ (350,000)
Net loss for current year	-	-	(57,924)	-	-
Balance at January 31, 2014	$ 547,253	$ 131,105	$ 627,955	$ 3,803	$ (350,000)

See accompanying notes to financial statements.

Mutual Money Investments, Inc.
d.b.a. Tri-Star Financial
Statement of Cash Flows
For the Year Ended January 31, 2014

Cash flows from operating activities:		
Net loss	$	(57,924)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation		21,303
Increase (decrease) in cash due to changes in assets and liabilities:		
Sales Credit and Trade Profit Receivable		145,308
Federal Income Tax Receivable		(20,724)
Deferred Income Tax Expense		(6,399)
Deposits with clearing organizations and others		(67)
Other assets		(5,057)
Commissions payable		(39,164)
Accounts payable		(910)
Federal income tax payable		(14,208)
Accrued and other liabilities		(17,058)
Total adjustments		63,024
Net cash provided by operating activities	$	5,100
Cash flows from investing activities		
Cash payments for equipment		(5,255)
Net cash provided by investing activities	$	(5,255)
Net increase (decrease) in cash and equivalents		(155)
Cash and equivalents, beginning of year	$	527,029
Cash and equivalents, end of year	$	526,874

See accompanying notes to financial statements.

1. Basis of Presentation and Summary of Significant Accounting Policies

Mutual Money Investments, Inc. (MMII) d.b.a. Tri-Star Financial is a fully-disclosed non-issuer broker-dealer primarily engaged in the brokerage of fixed income securities. During the year ending January 31, 2014, the Company generated approximately 16% of its income by selling shares in publicly non-traded REITS (Real Estate Investment Trusts). The Company operates on a fully-disclosed basis which means all brokerage transactions are cleared through and all customer accounts are carried by another broker-dealer, Southwest Securities, Inc. Fixed income securities brokered are primarily fixed/variable rate mortgage backed securities including collateralized mortgage obligations and securities issued by the Government National Mortgage Association (GNMA), Federal National Mortgage Association (FNMA) and Federal Home Loan Mortgage Corporation (FHLMC.) The Company's customers are located throughout the United States and consist of institutional investors and individuals.

The Company is registered with the Financial Industry Regulatory Authority ("FINRA"), the Securities and Exchange Commission ("SEC"), Municipal Securities Rulemaking Board ("MSRB") and the Securities Investor Protection Corporation ("SIPC").

The accompanying financial statements are prepared in accordance with generally accepted accounting principles and with generally accepted accounting practices within the broker dealer industry. The following is a description of the more significant accounting policies.

Revenue and Expense Recognition

The Company utilizes the accrual basis of accounting. The Company earns revenue from the following sources:

Trade profit – A trade profit is earned when the Company purchases a security for its house inventory then sells it to the brokers inventory. The difference in the purchase price into the house inventory and the selling price into the brokers inventory is the trade profit. The total amount of revenue earned from this source, during the fiscal year ending January 31, 2014, was $1,670,209 (approximately 42% of total revenue).

1. Basis of Presentation and Summary of Significant Accounting Policies - continued

Sales credit – A sales credit is the difference between the purchase price to the brokers inventory and the sales price to the client account. The total amount of revenue earned from this source, during the fiscal year ending January 31, 2014, was $1,484,581 (approximately 38% of total revenue).

REIT income– During the fiscal year ending January 31, 2014, the Company continued selling shares in REITS. The Company earns a percentage commission based upon the total dollar amount of the subscription. The total amount of revenue earned from this source, during the fiscal year ending January 31, 2014, was $631,803. (approximately 16% of total revenue).

Other sources of income, include commission on stocks, mutual fund trailers, insurance trailers, net non-trade items from the clearing firm, ticket fees, annuity income, bond inventory interest and other commissions. During the fiscal year ending January 31, 2013, the total amount of revenue from these sources was $166,834 (approximately 5% of total revenue).

Revenues and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Accounts Receivable

As of January 31, 2014, receivables of $361 are due from the Company's clearing broker for sales credit, trade profits, commissions and other fees.

At times, the Company may extend credit to its customers through its clearing broker on an unsecured basis consistent with practices in the broker dealer industry. As of January 31, 2014, no customer receivables were due to the Company.

1. Basis of Presentation and Summary of Significant Accounting Policies - continued

Exchange Membership

The Company's exchange membership in NADQ represents an ownership interest in the NASDAQ exchange and provides the Company with the right to conduct business on the exchange. This membership is recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. It is included in Other Assets at $11,445 as of January 31, 2014.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed by using the straight-line method at rates based on the estimated useful lives of the various classes of furniture and equipment. Depreciation expense was $21,303 for the year ending January 31, 2014. Expenditures for maintenance and repairs are expensed as incurred and significant major leasehold improvements or additions are capitalized over the life of the lease. Accumulated depreciation totaled $665,292 as of January 31, 2014.

Federal Income Tax

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740 , Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

MUTUAL MONEY INVESTMENTS, INC.
d.b.a. Tri-Star Financial
Notes to Financial Statements
January 31, 2014

1. Basis of Presentation and Summary of Significant Accounting Policies – continued

Statement of Cash Flows

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash payments for interest and federal income taxes totaled $19,013 and $32,000, respectively, during the year ended January 31, 2014.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets, liabilities, revenues and expenses reported in the financial statements and accompanying notes. Management considers many factors in selecting appropriate operational and financial accounting policies and controls, and in developing the assumptions that are used in the preparation of these financial statements. Management attempts to use its business and financial accounting judgment in selecting the most appropriate estimate, however, actual amounts could and will differ from those estimates.

Credit Risk

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review the credit standing of each counter party.

Advertising

Costs of advertising are expensed as incurred.

2. Cash

Cash and cash equivalents consists of deposits with various financial institutions (including brokerage firms) and include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash. They are stated at face value, which approximates fair value. Deposits with brokerage firms are not covered by the Federal Deposit Insurance Corporation (FDIC).

3. Deposits with Clearing Organizations and Others

The Company is required to maintain certain deposits with the Company's clearing broker. At January 31, 2014 the Company had deposits in the amount of $583,335 with the clearing broker, which was not covered by the FDIC.

4. Income Taxes

The provision for federal income tax consists of the following:

Current tax benefit of net operating loss carryback	$ (2,932)
Deferred tax benefit	$ (6,399)
Total	$ (9,331)

The Company recognizes the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. Interest and penalties related to tax positions are recognized in the period in which they begin accruing or when the entity claims the position that does not meet the minimum statutory thresholds. No penalties or interest were recognized during the year ending January 31, 2014. The tax years ending January 31, 2011 and later remain subject to examination. Deferred taxes relate primarily to differences between accumulated depreciation for financial and income tax reporting and contribution carryforwards. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

At January 31, 2014, deferred tax assets and liabilities recognized for temporary differences total $12,857 and $1,003 respectively. Application of statutory tax rates to pre-tax income

4. Income Taxes - continued

differs from the above tax provision primarily due to non-deductible meals and entertainment expenses for tax purposes.

5. Commitments and Contingencies

The Company regularly enters into office space and other equipment lease arrangements, some of which are noncancelable. In addition, the Company is subject to regulatory requirements and is occasionally involved in legal and regulatory proceedings.

Leases

In August of 2011, the Company entered into an amendment to their current lease to extend the lease until June 30, 2019. This lease covers approximately 7,403 square feet of office space of which approximately 1,629 square feet is occupied by two related parties under two separate sub-lease agreements. Total lease related expenses for the year amounted to $144,200. As of January 31, 2014, future minimum lease payments and expected sub-lease income under these operating leases were as follows:

Fiscal year ending January 31,	Operating Lease	Related Party Subleases	Net
2015	$ 119,528	$ (54,295)	$ 65,232
2016	121,378	(54,870)	66,508
2017	123,229	(55,534)	67,695
2018	125,080	(56,096)	68,983
2019	126,931	(56,646)	70,285
2020	53,209	(23,692)	29,517
Total minimum lease payments	$ 669,355	$ (301,133)	$ 368,221

5. Commitments and Contingencies – continued

Regulatory

As of January, 31, 2014, the Company is registered with the following organizations:

- Financial Industry Regulatory Authority (FINRA)
- Securities and Exchange Commission (SEC)
- Municipal Securities Rulemaking Board (MSRB)
- Securities Investor Protection Corporation (SIPC)

In the normal course of business activities, the Company is subject to the rules and requirements of all of the above organizations, regulatory examinations or other inquiries.

These matters could result in censures, fines or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's Statement of Financial Condition. However, the Company is unable to predict the outcome of these matters.

Additionally, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2014 the Company was in compliance with both requirements and exceeded the minimum requirement by $772,816.

Indemnifications

In the normal course of its business, the Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The Company's maximum potential exposure under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will incur material losses under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

6. Common and Preferred Stock – continued

Common Stock

Common stock has no par value. As of January 31, 2014 there were 10,000 shares authorized and issued. Of these, 4,258 shares were included in treasury stock at a cost of $250,000 leaving 5,742 shares outstanding.

Preferred Stock

The Company is authorized to issue 10,000 shares of Class A non-voting preferred stock with a par value of $100 per share. Preferred stock shareholders are entitled to receive non-cumulative annual dividends based on the liquidation value of the preferred stock ($100 per share) at a percentage rate equal to the one year Treasury bill rate adjusted annually on the first day of January. There were no dividends paid or declared in the current year. As of January 31, 2014, 1,311 shares had been issued. Of these, 1,000 shares were included in treasury stock at a cost of $100,000 leaving 311 shares outstanding with a total par value of $31,100.

7. Employee Benefits

The Company has a 401(k) Profit Sharing Plan which permits participants, meeting certain eligibility requirements, to make contributions by salary reduction pursuant to section 401(k) of the Internal Revenue Code. Substantially all employees of the Companies are covered by the plan. The Company matches participant deferrals not exceeding 4% of their annual compensation. The Plan allows for additional discretionary employer matching contributions. Participants vest in the additional discretionary employer contribution made on their behalf over a six year period based on years of service. Upon death or total and permanent disability participants become fully vested. As of January 31, 2014, the Company accrued a matching contribution of $78,058.

8. Related Party Transactions

The Company is affiliated with two investment advisory firms through common ownership as follows:

Parallax Investments, LLC is a State of Texas-registered investment advisory firm owned and operated by John Bott, who is a 40% owner of Tri-Star Financial.

8. Related Party Transactions – continued

Tri-Star Advisors, Inc. is an SEC-registered investment advisory firm owned and operated by William Payne and Jon Vaughan, who are 40% and 20% owners of Tri-Star Financial respectively.

Both of the above Companies broker the majority of their transactions through the Company. The Company may make trade profit for trades related to these clients only if principal trade letters are signed and returned by the clients prior to settlement date. The Company is still entitled to receive ticket fees whether or not principal trade letters are received. During the year ending January 31, 2014, approximately 40% of the Company's trade profit income resulted from these relationships.

As discussed in Note 5, approximately 2,090 square feet of the Company's leased office space is occupied by two related parties under two separate sub-lease agreements.

Parallax Investments, LLC and Tri-Star Advisors, Inc. are currently under investigation by the Securities & Exchange Commission. The management of Tri-Star Financial does not foresee any financial impact to the Company as a result of any enforcement action taken by the SEC against Parallax Investments, LLC and/or Tri-Star Advisors, Inc.

The Company also sold bonds to a hedge fund controlled by one of its owners. Revenues received totaled approximately $60,000 for the year ending January 31, 2014.

9. Subsequent Events

Management has evaluated subsequent events through March 27, 2014, the date the financial statements were available to be issued. No additional disclosures or modifications were deemed necessary.

MUTUAL MONEY INVESTMENTS, INC.
d.b.a. Tri-Star Financial
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
Schedule 1
As of January 31, 2014

NET CAPITAL		
Total Shareholders' equity	$	960,116
Additions		
A. Liabilities subordinated to the claims of general creditors		
Deductions		
A. Non-allowable assets		
Other assets		(36,881)
Furniture and equipment, net and rights under leases		(37,784)
B. Commissions receivable		0
C. Haircuts on securities		(12,635)
Net Capital	$	872,816
AGGREGATE INDEBTEDNESS		
Items included in the statement of financial condition		
Sales credit payable		51,879
Accounts payable		4,086
Accrued and other liabilities		180,449
Total aggregate indebtedness	$	236,414
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	100,000
Excess net capital	$	772,816
Excess net capital over 120% of minimum net capital required	$	752,816
Ratio: Aggregate indebtedness to net capital		27.09%
Ratio: Debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

MUTUAL MONEY INVESTMENTS, INC.
d.b.a. Tri-Star Financial
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
Schedule 1 - (continued)
January 31, 2014

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part IIA of Form X-17A-5 as of January 31, 2014)

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	884,879
Audit adjustments	$	(12,063)
Net capital calculated above	$	872,816

MUTUAL MONEY INVESTMENTS, INC.
d.b.a. Tri-Star Financial
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
Schedule II
January 31, 2014

MMII is exempt from the above requirements under rule 15c3-3(k)(2)(ii) because the Company is a fully disclosed broker-dealer and does not hold customer securities or funds.

MUTUAL MONEY INVESTMENTS, INC.
d.b.a. Tri-Star Financial
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
Schedule III
January 31, 2014

MMII is exempt from the above requirements under rule 15c3-3(k)(2)(ii) because the Company is a fully disclosed broker-dealer and does not hold customer securities or funds.